SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of:  June 2004

Commission File Number 0-22617

Minco Mining & Metals Corporation

(Registrant's name)

1055 West Hastings Street, Suite 1980

Vancouver, British Columbia, Canada  V6E 2E9

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

All reference to dollar or $ is in Canadian dollars unless otherwise stated.

(Page 1)

1.

June 14, 2004 News Release

The Registrant is pleased to announce it has executed a framework joint venture agreement with China Gold Geological Corporation (“CGGC”) ”), a wholly-owned exploration arm of China National Gold Corporation (“CNGC”), for mineral exploration, development and production in China. Pursuant to the terms of the agreement, both parties will restructure one of MINCO’’s joint venture companies in China, Chende Huajia Mining Co., Ltd. (“Huajia”). The equity interest in the restructured Huajia will be MINCO 55%, CGGC 40% and FGEI 5%.

Under the agreement, CGGC and FGEI will contribute their mineral properties for their respective equity interests in Huajia. MINCO will select properties for independent valuation and MINCO’s financial obligations to the joint venture will be determined from valuation of the properties finally chosen. The parties to the joint venture intend to establish a publicly-listed company in North America to access Western financial markets.

MINCO is also pleased to announce that it has incorporated a wholly-owned subsidiary, Minco Mining (China) Corporation (“Minco China”) in Beijing, China, for which it has received all required government approvals and a business licence. Minco China will provide MINCO better access to mineral properties in China, including the development of strategic partnerships, cooperation with strong Chinese mining organizations, and the ability to stake mineral properties directly.

2.

June 16, 2004 News Release

The Registrant is pleased to report that an evaluation of the exploration, sampling and assaying programs previously undertaken by Chinese geological agencies on its three Yangshan Extension Properties in the Yangshan Gold Field, in south Gansu Province of China has been made by an independent consultant.

MINCO can earn a 75% interest in the Guanniuwan, Hongyangou and Guojiagou Yangshan Extension Properties in a joint venture with The No.2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”).  Chinese geological agencies have estimated the gold belt to contain greater than 16 million ounces gold, but these estimates are approximate and do not necessarily conform to CIM resource definitions.

GBGE has conducted exploration programs in the Yangshan Extension Property area since 1967, comprising geological mapping and geochemical sampling. This was followed by sampling of 23 trenches cut at Guanniuwan around 1994 in surface oxidized material in two identified mineralized zones. Assays over 1 gram per tonne gold were obtained in all trenches.

Significant Trench Assays at Guanniuwan, by GBGE

Zone

Trench

Length (m)

Gold (grams per tonne)

North Zone

TC001

  8.46

3.20

TC001

 15.04

2.20

South Zone

TC16

  3.22

9.62

 B

  7.02

3.62

Verification trench grab sampling was undertaken on Guanniuwan and Guojiagou licences in April 2004.   7 of the 8 verification grab samples taken assayed from 1.0-3.8 grams per tonne gold, which in the opinion of the independent consultant verifies the tenor of results obtained by the previous Chinese Government exploration groups.

Exploration over the Hongyangou and Guojiagou areas has consisted of limited geological mapping and geochemical sampling, and some local mining activity has been carried out at Guojiagou.

In 2004 a first phase project will be carried out of geological mapping, geochemical sampling and adit sampling on the three Yangshan Extension Properties, to be followed by a second phase diamond drill program on identified targets. Guanniuwan will be the prime target initially.

3.

June 22, 2004 News Release

The Registrant is pleased to announce that it is planning to establish two wholly-owned subsidiaries, Minco Silver Ltd. and Minco Base Metals Ltd., in order to segregate its high quality silver and base metals’ assets from its core gold assets.

The recently announced 136–164 million oz in situ silver resource in Fuwan Silver joint venture, as estimated by the Chinese government and confirmed by Mr. Lyle Morgenthaler, P.Eng, a Qualified Person, to represent Inferred Resources as per CIM guidelines, is a world class silver deposit in terms of both tonnage and grade. Inferred resource estimates are 17-19 million tonnes at an estimated 200–250 grams per tonne silver. MINCO will be testing the limits of this high grade deposit, which is open to the south east, south and south west, and which will form the prime asset of Minco Silver Ltd.

Similarly, MINCO has earned 61% interest in a joint venture with a Chinese mining producer for the lower undeveloped portion of the currently operating White Silver Mountain VMS (massive sulphide) mine in Gansu Province.  MINCO has a right to increase its ownership to 80% with further expenditures. This, with other MINCO base metals’ assets, will form the asset base of Minco Base Metals Ltd.

The Registrant currently has 30,094,422 issued and outstanding common shares.

A copy of the Registrant's news releases dated June 14, 2004, June 16, 2004 and June 22, 2004 are attached.

2.

Exhibits

1.1

News Release dated June 14, 2004.

1.2

News Release dated June 16, 2004.

1.3

News Release dated June 22, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINCO MINING & METALS CORPORATION

/s/ William Meyer

Date:    June 29, 2004

William Meyer

Director and Chairman

Exhibit 2.1

TSX: MMM
For Immediate Release	June 14, 2004

MINCO SIGNS AN AGREEMENT WITH CHINA GOLD GEOLOGICAL CORPORATION AND ESTABLISHES A WHOLLY-OWNED SUBSIDIARY IN CHINA

Minco Mining & Metals Corporation (TSX: MMM) (“MINCO”) is pleased to announce that it has signed a framework joint venture agreement with China Gold Geological Corporation (“CGGC”), a wholly-owned exploration arm of China National Gold Corporation (“CNGC”), for mineral exploration, development and production in China. Pursuant to the terms of the agreement, both parties will restructure one of MINCO’’s joint venture companies in China, Chende Huajia Mining Co., Ltd. (“Huajia”). Huajia is an inactive company, previously owned 55% by MINCO and 45% by The First Geological Exploration Institute (“FGEI”) of The Bureau of Metallurgical and Geological Exploration of China (formally known as The Geoexploration Corporation of the First Geoexploration Bureau). The equity interest in the restructured Huajia will be MINCO 55%, CGGC 40% and FGEI 5%.

Under the agreement, CGGC and FGEI will contribute their mineral properties for their respective equity interests in Huajia. MINCO will select properties for independent valuation and MINCO’s financial obligations to the joint venture will be determined from valuation of the properties finally chosen. The parties to the joint venture intend to establish a publicly-listed company in North America to access Western financial markets.

CNGC which was founded in 1979 as a state mining company to control the bulk of the gold mining sector in China, was restructured in 2003 through government privatization initiatives. CNGC is China’s largest gold producer, with output of over 1 million oz gold per annum or approximately 20% of total Chinese gold production. CNGC operates 8 gold mines and controls 61 gold mining-related subsidiary companies throughout China. It is a Council Member of the Shanghai Gold Exchange, and is the only Chinese member of the World Gold Council.

MINCO is also pleased to announce that it has incorporated a wholly-owned subsidiary, Minco Mining (China) Corporation (“Minco China”) in Beijing, China, for which it has received all required government approvals and a business licence. Minco China will provide MINCO better access to mineral properties in China, including the development of strategic partnerships, cooperation with strong Chinese mining organizations, and the ability to stake mineral properties directly. With increasing activities and a firm commitment to China, Minco China will be MINCO’s main platform to manage its affairs and to consolidate its assets in China.

 “MINCO is very pleased with the above strategic developments in China, particularly the joint venture agreement with CGGC” said Dr. Ken Cai, the President and CEO of MINCO, “MINCO is now well-positioned to capitalize on its significant achievements since 1994 where it has built up joint venture positions in exceptional gold, silver and base metal properties. Through Minco China we can move forward to acquire new mineral properties directly and accelerate the process of bringing our present properties to the feasibility study stage as a first prority.”

The company has successfully conducted its Annual General Meeting of shareholders held June 8, 2004. Dr. Ken Cai, Messrs. William Meyer, Robert Callander, Hans Wick, and Dr. Robert Gayton have been elected as Directors of the Company.                                                           - 30 -

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at 1-1-888-288-8288 or (604) 688-8002     info@mincomining.ca   www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.2

TSX: MMM
For Immediate Release	June 16, 2004

ASSAY RESULTS FROM MINCO’S YANGSHAN EXTENSION GOLD PROPERTIES CONFIRM POTENTIAL

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to announce that an evaluation of the exploration, sampling and assaying programs previously undertaken by Chinese geological agencies on its three Yangshan Extension Properties in the Yangshan Gold Field, in south Gansu Province of China has been made by an independent consultant, Peter Folk, P.Eng (“Qualified Person”) from a recent site visit. The report was filed on SEDAR on May 4, 2004, and conforms to National Instrument 43-101 guidelines.

MINCO can earn a 75% interest in the Guanniuwan, Hongyangou and Guojiagou Yangshan Extension Properties in a joint venture with The No.2 Exploration Institute of the Gansu Bureau of Geological Exploration (“GBGE”) as announced previously (March 29, 2004 news release). Guanniuwan has a similar geological setting and style of gold mineralization to MINCO’s 3 million ounce-size Anba deposit approximately 5 km on strike to the northeast in the prolific 90km long Carlin-style Qinling Mountain Gold Belt. Chinese geological agencies have estimated the gold belt to contain greater than 16 million ounces gold, but these estimates are approximate and do not necessarily conform to CIM resource definitions.

GBGE has conducted exploration programs in the Yangshan Extension Property area since 1967, comprising geological mapping and geochemical sampling. This was followed by sampling of 23 trenches cut at Guanniuwan around 1994 in surface oxidized material in two identified mineralized zones. Assays over 1 gram per tonne gold were obtained in all trenches.

Significant Trench Assays at Guanniuwan, by GBGE

Zone

Trench

Length (m)

Gold (grams per tonne)

North Zone

TC001

  8.46

3.20

TC001

 15.04

2.20

South Zone

TC16

  3.22

9.62

 B

  7.02

3.62

A West Zone recently discovered by artisanal miners, appears to lie on strike approximately 1km to the west of the North Zone. Exploration will be carried out on the zone during 2004 to verify the findings.

Verification trench grab sampling was undertaken on Guanniuwan and Guojiagou licences in April 2004 under direction of the independent consultant and assayed at the Central Laboratory of the Institute of Geophysical and Geochemical Exploration, Chinese Academy of Geosciences, Langfang, Hebei. 7 of the 8 verification grab samples taken assayed from 1.0-3.8 grams per tonne gold, which in the opinion of the independent consultant verifies the tenor of results obtained by the previous Chinese Government exploration groups.

The extent of artisanal miner activity on surface oxidized material in the three zones at Guanniuwan, each approximately 1km along strike, demonstrates the potential of the area. In general, surface assays from trench sampling at Guanniuwan are significantly higher than those from trench sampling at Minco’s nearby Anba Deposit.

Exploration over the Hongyangou and Guojiagou areas has consisted of limited geological mapping and geochemical sampling, and some local mining activity has been carried out at Guojiagou.

In 2004 a first phase project will be carried out of geological mapping, geochemical sampling and adit sampling on the three Yangshan Extension Properties, to be followed by a second phase diamond drill program on identified targets. Guanniuwan will be the prime target initially.

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at 1-888-288-8288 or (604) 688-8002

  info@mincomining.ca    www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.

Exhibit 2.3

TSX: MMM
For Immediate Release	June 22, 2004

MINCO PLANS TO ESTABLISH SEPARATE SILVER AND BASE METALS SUBSIDIARIES

Minco Mining & Metals Corporation (“MINCO”) (TSX: “MMM”) is pleased to announce that it is planning to establish two wholly-owned subsidiaries, Minco Silver Ltd. and Minco Base Metals Ltd., in order to segregate its high quality silver and base metals’ assets from its core gold assets.

The initiative builds upon MINCO’s 10 years’ experience in China to progressively increase its core gold, silver and base metals’ assets as part of a long term minerals diversification strategy. This positions MINCO to become the leading foreign mining company in China.

The recently announced 136–164 million oz in situ silver resource in Fuwan Silver joint venture (May 26, 2004 news release), as estimated by the Chinese government and confirmed by Mr. Lyle Morgenthaler, P.Eng, a Qualified Person, to represent Inferred Resources as per CIM guidelines, is a world class silver deposit in terms of both tonnage and grade. Inferred resource estimates are 17-19 million tonnes at an estimated 200–250 grams per tonne silver. MINCO will be testing the limits of this high grade deposit, which is open to the south east, south and south west, and which will form the prime asset of Minco Silver Ltd. As part of its long term strategy, MINCO plans to become a major Chinese silver producer and will be seeking further silver property joint ventures.

Similarly, MINCO has earned 61% interest in a joint venture with a Chinese mining producer for the lower undeveloped portion of the currently operating White Silver Mountain VMS (massive sulphide) mine in Gansu Province (see April 19, 2004 News Release for details).  Drilling from underground by Teck Cominco between 1999 and 2001 expanded high grade zinc, lead, copper, silver, gold massive sulphides below the existing mine, which still remains open at depth. MINCO has a right to increase its ownership to 80% with further expenditures. This, with other MINCO base metals’ assets, will form the asset base of Minco Base Metals Ltd., both for progressing White Silver Mountain to the development stage and to be the platform for other MINCO base metals’ acquisitions.

Dr. Ken Cai, President and CEO, comments: “By setting up the two subsidiaries we will provide shareholders and investors a clear understanding of our long term strategy for gold, silver and base metals’ mineral asset diversification in China. Acquisition of the Fuwan Silver joint venture now places MINCO firmly in the world league of potential silver producers.”

This news release has been reviewed and approved for release by William Meyer, P.Eng. Chairman of the Board, and designated Qualified Person.

For further information, please contact Michael G. Legg, P.Eng., Executive Vice President at Minco at

1-888-288-8288 or (604) 688-8002

  info@mincomining.ca  www.mincomining.ca

The Toronto Stock Exchange does not accept responsibility for the accuracy of this news release.  Certain terms or statements made that are not historical facts, such as anticipated advancement of mineral properties or programs, productions, sales of assets, exploration plans or results, costs, prices, performance are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, and involve a number of risks and uncertainties that could cause actual results to differ materially from those projected, anticipated, expected or implied.  These risks and uncertainties include, but are not limited to; metals price volatility, volatility of metals production, project development risks and ability to raise financing.  Refer to the Company's Form 20-F and Form 6-K reports for a more detailed discussion of factors that may impact future results.  The Company undertakes no obligation and has no intention of updating forward-looking statements.